Exhibit (a) (2)

To the Stock Exchanges	December 2, 2005
in Copenhagen and New York	Release 25/2005
Statement of the Board of Directors of TDC A/S
Copenhagen, Denmark – Statement of the Board of Directors of TDC A/S regarding the public tender offer by Nordic Telephone Company ApS which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited.
Today, Nordic Telephone Company ApS (CVR. No. 29146780) (the “Offeror”), which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited, commenced a public tender offer (the “Offer”) to the shareholders and holders of ADSs (as defined below) of TDC A/S (“TDC” or the “Company”). The Offer is being made following an announcement agreement dated 30 November 2005 as described in the Company’s stock exchange announcement no. 23/2005 of 30 November 2005.
Pursuant to the Offer, the Offeror, subject to certain conditions, is offering:
i.	To the shareholders of TDC (the “Shareholders”), to acquire all TDC shares (the “Shares”) at a price of DKK 382 in cash, without interest, per Share of nominal DKK 5 (the “Share Offer Price”).

ii.	To the holders (the “ADS Holders”) of American Depositary Shares (the “ADSs” and together with the Shares, the “Securities”), each such ADS representing one-half of one Share, evidenced by American Depository Receipts of TDC (the “ADRs”), to acquire all ADSs at the U.S. Dollar equivalent of DKK 191 in cash, without interest, per ADS, paid in US dollars based on the exchange rate obtained by Mellon Investor Services

TDC A/S	Internet:
Noerregade 21	www.tdc.com
0900 Copenhagen C	E-mail:
Tel. +45 33 43 76 80	investorrelations@tdc.dk
Fax +45 33 43 76 78

TDC A/S CVR-nr. 14 77 39 08 Copenhagen

LLC on the spot market as soon as practicable after receipt of funds from the Offeror but before the date of settlement of the Offer (the “ADS Offer Price”).
In accordance with applicable Danish and United States federal securities laws, rules and regulations, the Board of Directors of TDC (the “Board”) has made an assessment of advantages and disadvantages of the Offer. In this respect Goldman Sachs International has rendered an opinion to the Board on the fairness of the Share Offer Price and the ADS Offer Price from a financial point of view.
Taking into consideration the advantages and disadvantages of the Offer identified by the Board in its deliberations, and the other factors and matters described in Appendix A and this document including without limitations the fairness opinion rendered by Goldman Sachs International, the Board has decided to recommend the Shareholders and ADS Holders to accept the Offer.
The background for this recommendation is set forth in the statement of the Board prepared in accordance with section 10 of the Danish Financial Supervisory Authority’s Executive Order No. 618/2005, which is attached hereto as Appendix A and which forms an integral part of this announcement.
For further information please contact TDC Investor Relations at +45 33 43 76 80 or visit our Web Site at www.tdc.com.
IMPORTANT:
This document has been translated from the Danish language and in the event of any discrepancies between the Danish and the English versions; the Danish version shall be the governing text (except with regard to Schedule 2 to Appendix A, in respect of which the English version shall prevail).
This document does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of an offer document and the form of acceptance and letter of transmittal accompanying the offer document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Nordic Telephone Company ApS will file a Tender Offer Statement containing the offer document and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO and TDC will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days after the date the offer document is mailed to Shareholders and ADS Holders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Nordic Telephone Company ApS and TDC in connection with this Offer will be available from the date such documents are mailed to Shareholders and ADS Holders on the SEC’s website at http://www.sec.gov. The Shareholders and ADS Holders are advised to read the offer document and the related documents when they are sent to them because they will contain important information. The Shareholders and ADS Holders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.